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                                           Filed by Old Florida Bankshares, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        Subject Company: Marine Bancshares, Inc.
                                                        File Number 132- _______



[OLD FLORIDA NAME AND LOGO]                                     NEWS

FOR IMMEDIATE RELEASE
Thursday, January 2, 2003

CONTACT:  Larry W. Johnson                   CONTACT:  Pierce T. Neese
President and Chief Executive Officer        Chairman
Old Florida Bankshares, Inc.                 Marine Bancshares, Inc.
(941) 239-6222                               (239) 593-6304

                  OLD FLORIDA BANKSHARES AND MARINE BANCSHARES
                              ANNOUNCE MERGER PLANS

                    OLD FLORIDA TO EXPAND TO NAPLES, FLORIDA

FORT MYERS, FL - - Old Florida Bankshares, Inc. ("Old Florida") and Marine Bancshares, Inc. ("Marine") today jointly announced their intention to merge. The companies have signed a definitive agreement, dated December 31, 2002, calling for Old Florida to acquire the outstanding shares of Marine in the merger. Under the terms of the definitive agreement, Marine shareholders would receive .62 of a share of Old Florida common stock for each share of Marine common stock, and Marine's subsidiary, Marine National Bank, would be merged into Old Florida's subsidiary bank, Old Florida Bank.

Marine had assets of approximately $65 million at September 30, 2002. At September 30, 2002, the two institutions, on a pro forma basis, had combined total assets of approximately $171 million and four branches in Collier and Lee Counties, Florida.

Larry Johnson, President and Chief Executive Officer of Old Florida, stated, "The merger with Marine expands Old Florida into the attractive market of Naples while, at the same time, achieving significant revenue enhancements and cost savings in order to provide long term value to shareholders. We are very excited about the prospects of sharing and expanding our Old Florida philosophy of community banking in Naples. We are committed to providing the same level of high quality products and services to all Marine customers while preserving the inherent goodwill associated with community banking."

Pierce T. Neese, Chairman of Marine, stated, "We are delighted to have reached this agreement to merge with Old Florida. Both organizations share the same dedication to customer service, and I am very pleased that a strong community bank will continue to serve the needs of our Naples market."

The transaction is structured as a tax-free exchange. The merger, which is expected to be completed in the second quarter of 2003, is subject to approval by the shareholders of Marine and regulatory authorities, among other things.

                                      * * *

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INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY
STATEMENT/PROSPECTUS REGARDING THE TRANSACTION REFERENCED IN THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SEC BY OLD FLORIDA BANKSHARES. SECURITY HOLDERS MAY RECEIVE A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY OLD FLORIDA BANKSHARES AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV AND FROM OLD FLORIDA BANKSHARES BY CONTACTING NICHOLAS J. PANICARO, EXECUTIVE VICE PRESIDENT, AT (941) 561-6222. MARINE BANCSHARES AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM SHAREHOLDERS OF MARINE BANCSHARES WITH RESPECT TO THE TRANSACTION CONTEMPLATED BY THE DEFINITIVE AGREEMENT. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF MARINE BANCSHARES MAY BE OBTAINED FROM MARINE BANCSHARES BY CONTACTING GUY HARRIS, CONTROLLER, AT (239) 593-6300, AND WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION.